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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ECHOSTAR COMMUNICATIONS CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

278762109

(CUSIP Number)

David K. Moskowitz
Executive Vice President, General Counsel and Corporate Secretary
EchoStar Communications Corporation
9601 S. Meridian Blvd.
Englewood, Colorado 80112
(303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278762109

1.	Name of Reporting Person: Charles W. Ergen		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 189,034,171 VOTING SHARES (1) 600,000 SIXTY DAY SHARES (2) 931 OTHER SHARES (3)

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 189,034,171 VOTING SHARES (1) 600,000 SIXTY DAY SHARES (2) 931 OTHER SHARES (3)

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 189,635,102

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 47.6% (4)

14.	Type of Reporting Person (See Instructions): IN

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(1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of EchoStar Communications Corporation (“EchoStar”) of which Mr. Ergen is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent (i) 213,902 shares of Class A Common Stock owned beneficially directly by Mr. Ergen, (ii) 18,261 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen in EchoStar’s 401(k) Employee Savings Plan; (iii) 16,800 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his minor children; (iv) 350,000 shares of Class A Common Stock held as trustee, and (v) 188,435,208 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.
(2) “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof. Upon acquisition by Mr. Ergen, these shares will become Voting Shares.
(3) “Other Shares” represent (i) 110 shares of Class A Common Stock owned beneficially by Mr. Ergen’s spouse Cantey Ergen; and (ii) 821 shares of Class A Common Stock owned beneficially in Mrs. Ergen’s 401(k) Plan.
(4) Based on 210,275,545 shares of Class A Common Stock outstanding and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 42.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person owns beneficially equity securities of the Company representing approximately 72.5% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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ITEM 1. Security and Issuer.
     Item 1 is amended and restated as follows:
This Amendment No. 2 to Schedule 13D relates to shares of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”) of EchoStar Communications Corporation, a Nevada corporation formed in April 1995 (“EchoStar”). The principal executive offices of EchoStar are located at 9601 S. Meridian Blvd., Englewood, Colorado 80112.
ITEM 2. Identity and Background.
     Item 2 is amended and restated as follows:
Mr. Ergen’s principal occupation is Chairman of the Board of Directors and Chief Executive Officer of EchoStar, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.
ITEM 4. Purpose of Transaction.
     Item 4 is amended as follows:
Mr. Ergen gifted 12,500,000 shares of Class B Common Stock to each of Ergen Two-Year GRAT dated November 9, 2005 (“GRAT #1”), Ergen Three-Year GRAT dated November 9, 2005 (“GRAT #2”), Ergen Four-Year GRAT dated November 9, 2005 (“GRAT #3”), and Ergen Five-Year GRAT dated November 9, 2005 (“GRAT #4” and together with GRAT #1, GRAT #2 and GRAT #3, the “GRATs”) on November 9, 2005. Mr. Ergen established the GRATs for estate planning purposes. Under the trust agreements establishing each of the GRATs, Mr. David Moskowitz, EchoStar’s Executive Vice President, General Counsel and Corporate Secretary, will serve as trustee of each of the GRATs and will hold sole voting and investment power over the 50,000,000 shares of Class B Common Stock held by the GRATs. Mr. Ergen receives an annuity amount from each of the GRATs under the trust agreements governing the GRATs. Members of Mr. Ergen’s family are the beneficiaries of the GRATs. GRAT #1 will expire two years from the date of transfer of the shares of Class B Common Stock to GRAT #1. GRAT #2 will expire three years from the date of transfer of the shares of Class B Common Stock to GRAT #2. GRAT #3 will expire four years from the date of transfer of the shares of Class B Common Stock to GRAT #3. GRAT #4 will expire five years from the date of transfer of the shares of Class B Common Stock to GRAT #4.

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ITEM 5. Interest in Securities of the Issuer.
Item 5 is amended and restated as follows:
     (a) and (b) Mr. Ergen beneficially owns securities convertible into or exercisable for 189,635,102 shares of Class A Common Stock representing 47.5% of the class after giving effect to conversion and exercise of all derivative securities held by Mr. Ergen. Such shares include (i) 213,902 shares of Class A Common Stock; (ii) 18,261 shares of Class A Common Stock held in EchoStar’s 401(k) Employee Savings Plan (the “401(k) Plan”); (iii) the right to acquire 600,000 shares of Class A Common Stock within 60 days upon the exercise of employee stock options; (iv) 110 shares of Class A Common Stock held by Mr. Ergen’s spouse, Cantey Ergen; (v) 821 Class A Shares held in the 401(k) Plan by Mrs. Ergen; (vi) 16,800 shares of Class A Common Stock held as custodian for Mr. Ergen’s children, (vii) 350,000 shares of Class A Common Stock held as a trustee; and (viii) 188,435,208 Class A Shares issuable upon conversion of Mr. Ergen’s shares of Class B Common Stock. Mr. Ergen has sole voting power with respect to 189,035,102 shares and holds sole dispositive power with respect to 189,635,102 shares.
     (c) Except as set forth herein, Mr. Ergen does not have beneficial ownership of, and has not engaged in any transaction during the past 60 days in, any shares of Class A Common Stock.
     (d) Not applicable.
     (e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is amended and restated as follows:
Mr. Ergen is not party to any contracts, arrangements, understandings or relationships, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.
Item 7. Material to be Filed as Exhibits
NONE.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN
Dated: November 21, 2005	/s/ Charles W. Ergen
Charles W. Ergen

Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

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